1600 – 409 Granville St. Vancouver, B.C. V6C 1V5 Phone: 604-682-2421 Fax: 604-682-7576 www.cusac.com

November 9, 2007

Ms. Lily Dang

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

USA, 20549-7010

Filed electronically

Dear Ms. Dang,

Re:

SEC Letter Dated September 20, 2007 regarding Cusac Gold Mines Ltd.

(“Cusac”) Form 20-F for Fiscal Year Ended December 31, 2006

Further to our phone conversation, this letter is to acknowledge that due to the staffing shortages and scheduling difficulties of our auditors, who must review and approve our response, Cusac has requested a further extension of time for such response to November 30, 2007.  Cusac appreciates your allowance of this time to formulate a response to the matters set out in the letter.

If you have any questions, please feel free to contact the undersigned at your convenience.

Sincerely,

David H. Brett, MBA

President & CEO